Exhibit 99.2

IMPERIAL CHEMICAL INDUSTRIES PLC

Trading Update

ICI today issues an update on current trading for the first quarter of 2003.

Group sales and cash flow for the quarter are both expected to be satisfactory, in spite of continuing challenging trading conditions. Whilst Paints is performing in line with our expectations and Uniqema continues to experience difficult conditions, as in Q4, Group trading performance so far this year has been impacted by two principal factors:

•	Significant raw material cost increases in National Starch; and
•	Weakness in Quest Food sales in Europe.

As a result ICI expects Q1 profit before taxation, before exceptionals and goodwill amortisation, to be around £50m in comparison with last year’s £66m.

National Starch

Petrochemical-based raw material prices have risen rapidly in Q1. To address this, National Starch has implemented and is continuing to implement price increases across its Adhesive and Specialty Polymer businesses. Given the inevitable lag in pricing to offset raw material cost increases, the benefit of improved pricing will be limited in Q1. Consequently, Q1 trading profit is expected to be around £39m (Q1 2002: £55m).

Cost reduction programmes are being initiated.

Quest

Quest reported sales in Q1 are expected to be some 10% below 2002.

As reported at the time of the Q2 2002 results, Quest experienced production problems at its Naarden, Netherlands facility, as a result of systems changes. In response, a series of actions were initiated to tackle these production problems and restore customer service levels. Customer service levels in Q1 are now better than prior year comparators. As indicated at the full year 2002 results, we continue to forecast a one-off cost impact of less than £5m in the current year relating to these problems.

However, Q1 sales for the European food business are now expected to be around 20% lower than the comparable period last year, mainly as a result of business lost following the customer service problems in 2002. This is the main additional contributor to a forecast reduction in Quest’s Q1 trading profit from £29m in 2002 to around £9m this year.

Further action is being taken in order to sustain the improvements in customer service, restore market position and reduce costs. These include:

•	Innovation programmes to accelerate sales growth with our top 200 customers in Europe;
•	Establishing a new leadership team in the Foods business; and
•	Cost reduction plans in the areas of marketing, IT and discretionary expenses.

Paul Drechsler, who is currently Chairman and CEO of Quest, has resigned from the Board of ICI with immediate effect and will be leaving the Company. His successor is expected to be announced in the next few days.

Summary

Trading performance in Q1 will be adversely affected by the above factors. However, immediate actions have been taken in both National Starch and in Quest and ICI is undertaking a further Group-wide cost-reduction review to improve the overall performance of the Group.

Date: 25 March 2003

Conference Call

A conference call for analysts and investors will be conducted at 09:00 a.m. UK time on Tuesday 25 March 2003. Dial in details for the call are as follows:

International Dial-in number:	+44 (0)20 8288 8241 or +44 (0)20 8288 8244

Call Leader:	Brendan O’Neill

Passcode:	ICI Conference Call

A replay of this call will be available by dialling the following number:

Dial-in number:	+44 20 8288 4459

Freephone:	0500 637880

Passcode:	619532

 Forward looking statements

This news release may be deemed to include forward-looking statements relating to ICI within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in ICI Annual Report and Form 20-F under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from ICI PLC, 20 Manchester Square, London W1U 3AN.